Filed by Pagaya Technologies Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EJF Acquisition Corp.

(SEC File No.: 001-40113)

Date: September 20, 2021

On September 20, 2021, Pagaya Technologies Ltd. (“Pagaya”) posted on its website a webcast of an investor presentation given by certain officers and directors of Pagaya and EJF Acquisition Corp. (“EJFA”) with respect to the previously announced transaction between Pagaya and EJFA. A transcript from the presentation is set forth below.

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EJF Acquisition Corp.

Pagaya Merger with EJF Acquisition Corp.

EJF Acquisition Corp. – Pagaya Merger with EJF Acquisition Corp.

C O R P O R A T E    P A R T I C I P A N T S

Kevin Stein, Chief Executive Officer, EJF Acquisition Corp., and Senior Managing Director, EJF Capital

Manny Friedman, Chairman, EJF Acquisition Corp. and Co-CEO and Co-CIO of EJF Capital

Gal Krubiner, Co-Founder and Chief Executive Officer, Pagaya

Michael Kurlander, Chief Financial Officer, Pagaya

P R E S E N T A T I O N

Kevin Stein

Hello. My name is Kevin Stein. I am the Chief Executive Officer of EJF Acquisition Corporation.

We are here to announce the merger of EJFA with Pagaya, a New York and Tel Aviv-based financial technology company that leverages Artificial Intelligence and Data to power its network of financial services partners to expand their consumer financial products.

A little bit about EJF Capital. Founded 16 years ago by Manny Friedman and Neal Wilson, EJF Capital is an employee-owned firm focused on the financial services sector, and like Pagaya, very entrepreneurial. EJF is a leading investor in U.S. banks, specialty finance, real estate, insurance which are all important target areas for Pagaya, and where we can be very helpful in Pagaya’s growth.

We have 30 investment professionals with significant experience throughout the financial services and real estate sectors. We have over $9 billion of assets under management, thousands of investments in debt and equity of banks over the last number of years, also highly complementary to Pagaya. We believe in Pagaya and the management team, and EJF is committed $200 million to the PIPE.

When we launched our SPAC earlier this year, we were looking for a Company and a management team where we could add value, and we think EJF and Pagaya are optimal partners. We love the infrastructure, the data, and AI aspects of this Company, and we think we’ve got complementary skill sets and values.

Today, I’m joined by Manny Friedman, Chairman of EJF Acquisition Corp. and Co-CEO of EJF Capital, as well as with Gal Krubiner and Mike Kurlander from Pagaya.

We’re very excited to be partnering with Gal and the rest of the Pagaya team on its transition from a private to a public company. Pagaya has proven its business model, achieved scale, and reached profitability, which is a testament to the strength of Gal’s leadership and the value Pagaya provides its partners.

I believe Pagaya is one of the most compelling financial technology companies I’ve come across in my career as a banker, operator, investor and regulator, and I have been impressed with what Gal and his partners have created.

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EJF Acquisition Corp. – Pagaya Merger with EJF Acquisition Corp.

We look forward to supporting the Pagaya team to create substantial long-term value for shareholders, while democratizing access to financial services. Manny feels incredibly strongly about Pagaya which you will hear in a moment, and will join the Board upon closing.

Manny?

Manny Friedman

I think the unique opportunity here is partly because there is a confluence of events taking place in the financial industry across the board that are partly regulatory, they’re partly secular and there is also the marrying of AI with data and with credit.

Actually, this last piece, the marrying of AI, data and credit is also expanding the access of loans and credit to large numbers of consumers who never had the ability to access this area. Because of this confluence of these events, this should allow Pagaya to grow at an unusually large rate and also has the ability for a number of reasons to become a very large company.

The second part of this is simply the TAM, the total market. It’s not in the billions, it’s in the trillions, which is very, very unusual.

Pagaya has a really unique model and they’ve had great execution. They’re partnering on one side with people who are creating the loans and these partnerships are very strong, they’re very broad, they’re deep and they’re able to do things that these partners sometimes cannot do and these partnerships are very sticky.

The other part that’s just as important, which we’ve seen especially in COVID, which was the last crisis when Pagaya grew and other competitors did not, is the way they’re funding.

As Kevin said, we’re also excited because this is a really special situation where we bring enormous amount to the table just with 10, 20, 30 years of connections across the entire financial scope from banks, all the insurance companies, the fintech companies. We believe we can possibly accelerate this growth.

I follow and actually invest in all the companies in this area, and I believe strongly that two or three years from now that Pagaya will be the dominant company in this space. Period.

Over the last 30, 40 years of being CEO after CEO or leadership of companies across the board, I have never seen a company so driven across the board to reach their goals.

With that, I would say we’d like to conclude my comments and we’re very, very excited about this opportunity.

Gal Krubiner

Hi, everyone. Thank you so much, Manny.

We are super excited to partner with you, with Kevin, and the broader EJF team. I really want to start with saying that, for us, the partnership is really matched well. We chose EJF to take the Company to the next level, and we feel that this is a very strong choice bringing together a very disruptive company with a strong AI capability together with a very experienced institutional investor, like Manny, that invested in many, many financial services companies in the past.

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EJF Acquisition Corp. – Pagaya Merger with EJF Acquisition Corp.

We’re talking about the vision of Pagaya, and really what we’re trying to achieve here. We’re trying to enable better financial outcomes for our partners and their customers, and that’s what Pagaya stands for.

Pagaya is a centralized AI and data network. We are building a leading artificial intelligence network to help our partners to grow their business, and to serve better their customers. The AI network is operated in different markets. In the credit card space, in personal loans, in auto loans, in housing, and in the future, even in insurance and mortgage.

Our business model is to earn fees when our network volume is acquired by institutional investors. It’s all starting when a customer has a need, and they’re approaching one of the partners that is connected already to our network. That partner is sending this application to Pagaya network in order to unlock the ability to serve these customers. While our intelligence, AI, is working in order to evaluate a customer, we are creating the financial product for them, and then, on the hand back side, selling that to our institutional client.

At a glance, Pagaya has a very vast data, leading technology, with a rapid growth and highly scalable. That tech has enabled us to acquire already more than 16 million training data points, which are obviously 100% fully automated, while we are evaluating an application every second, and have managed already to evaluate more than 17 million applications. That has led to a very impressive growth. We are talking about almost 200% of a network volume growth annualized in Q2 versus the last year, while maintaining 300% of revenue growth in the same period.

The scale is very amazing as well. We’re talking about $4.7 billion annualized network volume in Q2 while creating $381 million annualized revenues to the Company.

The problem we are trying to solve is that we believe that the legacy underwriting systems are driving massive inefficiencies for both our partners and their consumers and customers. What does a consumer want? They want better convenient access to a broad array of financial products. What are the challenges that our partners face? They are working with siloed data and tech infrastructure, data limited to their own experience, and infrastructure that is outdated without the right solution.

On the basis of that, we build our solution. It’s centralized enabled technology, which is powered by our AI in order to unlock that unique access to the different customers through our partners. The result, as you can imagine, is a better outcome for our partners and their customers. Partners are delighted that more customers are being in their ecosystems, and the customers are getting a much better outcome while they are fulfilling their needs or dreams.

In the center of all of that sits the Pagaya AI networks that are enabling our partners to make that outcome through our AI, and to enable the customers to get what they are looking for.

The Company overview is really built on our technology. Our technology provides a seamless integration and rapid results. The way that our partners are actually getting connected to the network is very simple. It’s an API plug-in that has enabled that application to run through our networks in real time, while we have 100% automated processes, we are being able to approve and transact with the partners in real time to do and create a minimal latency in that solution.

We have added one new market per year since 2018. We started in personal loans, and then we moved to the auto loans, which is already at scale. Credit card and POS in 2020, and just recently started the real estate part of the business.

4

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EJF Acquisition Corp. – Pagaya Merger with EJF Acquisition Corp.

The ability to unlock multi markets in the same technology business model capability created an endless opportunity that speaks for itself. We are talking about the combined consumer market. Anywhere from a personal loan, point of sale, auto loans, and housing. All of that is the TAM of Pagaya.

What you can see in front of you is the estimated annual origination of volume in these different addressable markets, all of which we’re actually after. Effectively, we have managed to unlock three different markets to scale in only five years since the Company started, which is definitely a very impressive part in the ability of the AI to learn and to repeatably scale into new markets while utilizing the data that has been collected in the different markets.

The trajectory of our natural volume growth was very high. We’re talking about 154% of CAGR just in the last three years. We are now reaching almost $2 billion of origination through our network in only the first half of the year.

As we’ve stated before, the AI, while enabling smarter, more accelerated growth across markets, actually helped us to be able to grow new markets in an accelerated pace versus what we saw in the previous market. So, for personal loans, the growth took us 36 months, or 3 years, to reach. In auto, we’re experiencing a much higher growth, and in real estate, even higher. The data and the knowledge from the first market is enabling us to actually penetrate and unlock a different market. That’s part of the secret sauce of our ability to unlock markets in a rather rapid pace.

For our partners, this is an excellent outcome. The AI enables us to very rapidly scale their volume in our network to drive the outcome to the customers we spoke about. We’re talking about 3x median increase in our partners’ volume on our network, only after six months since they are joining our network, and 6x of median increase in our partners’ volume when they are on our network 12 months after. You can imagine that that leads to a very high retention level. Our partners are seeing that as a solution to help them grow their business.

The deep competitive moat is the data science and the technology that are the foundation of the way we think, we build, and we run our Company. We have a world-class data scientist team and platform of 170 people that is focusing solely on research and development of specialized things which are related to that. We have a tremendous data set, 16 million plus training data points historically, and a very strong relationship with our partner that brought us to the very unique value proposition that we have today.

Our business model is fee based and capital light. The fee that we are earning is by selling the assets to the institutional client and earning our AI network fee. All the assets are never originated or serviced by Pagaya, and they’re always Pagaya’s partners servicing end customers. On the other income, we have very limited earns of interest and investment income.

Pagaya has a light balance sheet and low risk funding model while enabling global asset managers, pension funds, sovereign wealth funds, and very strong, well-known institutional clients around the world to participate and to acquire Pagaya’s network into their balance sheet.

Pagaya is a founder-led team with deep tech and financial expertise. Together with my co-founders Avital Pardo, which is the CTO, and Yahav Yulzari, which is the CRO, we have managed to attract very strong talent across different parts of the Company.

The C-suite that you see in front of you are the financial strong leaders that help us build the Company of today, and we’re expecting, post going public, to attract more and more talent that is going to be crucial to the ability of Pagaya to build the growth of tomorrow.

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EJF Acquisition Corp. – Pagaya Merger with EJF Acquisition Corp.

We are a people-centric Company, and we believe that this is the strongest essence that we have as a Company, and should maintain it while we’re moving forward.

Kevin Stein

Thanks, Gal.

We are very excited about the transaction with Pagaya and EJFA.

In terms of valuation, the pro forma implied enterprise value of $8.5 billion represents 12.5x 2022 estimated revenues, and 7.8x 2023 estimated revenues. The transaction proceeds are 100% primary, with the capital to be used to accelerate growth.

Pro forma for the transaction, existing Pagaya shareholders will own approximately 94% of the Company, with significant continued ownership by the founders. In connection with the transaction, as I mentioned earlier, entities associated with EJFA have committed $200 million to a PIPE; a strong reflection of our joint commitment to each other.

Michael Kurlander

Let’s now cover our business model and plan.

Gal described earlier the incredible momentum that we’ve experienced on our platform to date. As we look towards the future, we are forecasting continued significant volume growth on our network. This growth is driven by three key factors. Number one, deeper penetration of our existing partner base. Two, onboarding of new partners in our existing markets, and three, unlocking partners in new and untapped markets.

Increasing network volume is the primary driver of our forecasted revenue growth in the coming years. We are proud of what our team and technology has accomplished in only five years since our founding. We’ve been able to scale across a number of markets and achieve significant network volume. We’ve done this by continuing to heavily invest in data science, research and development, which fuels our competitive advantage.

We discussed earlier in the presentation three key competitive advantages. First, our market platform. Second, our continuously compounding data asset, and third, our highly flexible and resilient funding model. These competitive advantages have enabled us to build a platform with the resiliency to grow rapidly across all market environments, including during COVID.

Gal Krubiner

Looking ahead, Pagaya’s success will continue to come from multiple growth vectors. As our network grows, our technology gets smarter, and our data ocean becomes deeper. As our technology gets deeper and richer, our volume and our partners are enjoying from that outcome, and being able to expand their business. This allows us to enter new markets and to develop new products, leveraging our data advantage to multiply our market share.

The very near-term opportunity is to partner with large banks. The key value proposition is to increase and to improve their ability to give to the customers ability to access to credit, while at the same time, meaningfully increasing their revenue stream.

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EJF Acquisition Corp. – Pagaya Merger with EJF Acquisition Corp.

All of that is in a seamless experience for the customer, that it doesn’t even know that on the back hand of that, there is an AI network that is powered by Pagaya to be able to drive that outcome. So, the banks are keeping the brand loyalty they are looking to have, and keeping the customers in the ecosystem as they found to be able to grow their business, while on the other side, we are creating a very interesting value proposition to grow their book.

At the same time, the operational efficiency is very high. Because we are using an easy integration with an API based infrastructure and real-time processing, there is no real strong overhead associated with that. The potential opportunity, as we see that today, is over 60 U.S. banks with $50 billion plus in assets each, and a combined of $18 trillion as industry assets.

Michael Kurlander

We take a bottom-up approach to forecasting.

We feel good about our ability to grow volume to north of $7.5 billion in 2022 and to nearly $13 billion in 2023, based on the traction we have in our current markets and with our partners. We expect that our revenue growth will closely correspond to our network volume growth, and we forecast surpassing $1 billion of revenue in Fiscal Year 2023.

Over the longer term, given the magnitude of our market opportunity, we believe that we should be able to sustain very strong top line volume and revenue growth for the foreseeable future.

As it relates to our adjusted operating margins, today, we are investing heavily in research and development and hiring to accelerate our growth. Given the incredible ROI on these investments, we do not expect to prioritize margin expansion in the very near term. That being said, we believe that our network can deliver higher margins in the medium term.

Gal Krubiner

Thank you, Mike.

I want to conclude by thanking you for taking time to learn about Pagaya today. We are deeply excited about the opportunities ahead of us, and with that, we are going to get back to work.

Forward-Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of EJF Acquisition Corp. (“EJFA”), Pagaya Technologies Ltd. (“Pagaya”) or the combined company after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger providing for the business combination (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the shareholders of EJFA or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of

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EJF Acquisition Corp. – Pagaya Merger with EJF Acquisition Corp.

Pagaya as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Pagaya may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the Securities and Exchange Commission (the “SEC”) by EJFA. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. EJFA and Pagaya undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Pagaya’s and EJFA’s control. The inclusion of financial information or projections in this communication should not be regarded as an indication that Pagaya or EJFA, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

The financial information included in this communication has been taken from or prepared based on Pagaya’s historical financial statements. Pagaya’s historical financial statements have been audited by Ernst & Young in accordance with generally accepted auditing standards in Israel and prepared in conformity with U.S. Generally Accepted Accounting Principles. Pagaya’s historical financial statements have not been audited in accordance with the Public Company Oversight Board (“PCAOB”) standards or prepared in accordance with Regulation S-X promulgated under the Securities Act of 1933, as amended. Pagaya cannot assure you that, had the historical financial information included in this communication been compliant with Regulation S-X and audited in accordance with PCAOB standards, there would not be differences, and such differences could be material. An audit of Pagaya’s financial statements in accordance with PCAOB standards is currently in process and will be included in the proxy statement/prospectus with respect to the business combination. Accordingly, there may be material differences between the presentation of Pagaya’s historical financial statements included in this communication and in the proxy statement/prospectus, including with respect to, among others, the method of accounting for, off balance sheet items, timing of revenue recognition and asset classification.

Non-Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Pagaya, EJFA or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Important Information and Where to Find It

In connection with the proposed business combination between Pagaya and EJFA, Pagaya intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to shareholders of EJFA in connection with EJFA’s solicitation of proxies for the vote by its shareholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the SEC, EJFA will mail a definitive proxy statement / prospectus to its shareholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Pagaya or EJFA may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, shareholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with EJFA’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Pagaya, EJFA and the proposed

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EJF Acquisition Corp. – Pagaya Merger with EJF Acquisition Corp.

transaction. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Pagaya’s website at www.pagaya.com, or by directing a request to: EJF Acquisition Corp., 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201.

Participants in the Solicitation

Pagaya and EJFA and their respective directors and officers may be deemed participants in the solicitation of proxies of EJFA’s shareholders in connection with the proposed business combination. EJFA’s shareholders, Pagaya’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Pagaya and EJFA at Pagaya’s website at www.pagaya.com, or in EJFA’s registration statement on Form S-1 filed on February 18, 2021, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to EJFA’s shareholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

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